

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Sabine Chalmers
Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1, 3000 Leuven
Belgium

      Re: Anheuser-Busch InBev SA/NV
               Form 20-F for Fiscal Year Ended
               December 31, 2009
               File No. 001-34455

Dear Ms. Chalmers:

      We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             Brian K. Bhandari
             Branch Chief